CITIC Securities International USA, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition
Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2025
(With Independent Registered Public Accounting Firm's Report Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68887

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CITIC Securities International USA, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1155 Avenue of the Americas, 17th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William C. Holub	212-549-5062	william.holub@clsa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

375 Ninth Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Brad Schwartz and William Holub, swear that, to the best of our knowledge and belief, the Statement of Financial Condition pertaining to the firm of CITIC Securities International USA, LLC, as of December 31, 2025, is true and correct. We further swear that neither the company nor any officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Brad Schwartz, Chief Executive Officer

William Holub, Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

December 31, 2025

Table of Contents



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
CITIC Securities International USA, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CITIC Securities International USA, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2023.

New York, New York
February 27, 2026

Statement of Financial Condition

December 31, 2025

(U.S. dollars in thousands)

ASSETS

Cash and cash equivalents	$	2,977
Securities owned, at fair value		29,694
Due from Clearing Firm		1,582
Furniture and equipment, net of accumulated depreciation of $23		-
Right-of-use asset, net of accumulated amortization of $94		187
Deferred tax assets		1,718
Other assets		7
Total assets	**$**	**36,165**

LIABILITIES AND MEMBER'S EQUITY

Payable to affiliates	$	61
Accrued compensation and benefits		87
Lease liabilities		218
Accrued expenses and other liabilities		202
Total liabilities	**$**	**568**

Commitments and contingencies, Note 11

Member's equity		35,597
Total liabilities and member's equity	**$**	**36,165**

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2025
(U.S. dollars in thousands unless otherwise noted)

(1)   Business Description and Organization

CITIC Securities International USA, LLC (the "Company") is a wholly-owned subsidiary of CLSA Americas Holdings, Inc. (the "Parent"), which is wholly-owned by CITIC Securities International Company Limited ("CITIC"). The Company is a single member Limited Liability Company ("LLC") with the Parent, a Delaware corporation, as the sole member. The Company is a regulated member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage services in U.S. Treasuries to institutional investors.

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)   Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c)   Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature (less than 3 months) of these instruments, the recorded value has been determined to approximate fair value.

(d)   Loss Contingencies

With respect to all significant matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome is at least reasonably possible, and no accrual for an estimated loss has been made or an exposure to loss exists in excess of the amount accrued, the Company discloses that fact together with the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

(e)   Income Taxes

The Company is a Limited Liability Company which is a disregarded entity for U.S. tax purposes. The Company's income or loss is included in the Parent's U.S. corporate income tax returns with the Parent taxed as a corporation. The Company applies a modified benefit-for-loss method. This means income taxes are generally calculated as if the Company files on a separate return basis, but the net operating loss or other tax attributes of the Company are characterized as realized or realizable when such attributes are realized or realizable by the consolidated tax group, even if the Company would not otherwise have realized the attributes on a stand-alone basis. The amount of the current tax expense/(benefit) is recorded as a (payable)/receivable from the Parent. During 2025 the Company did not change its tax allocation policy.

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2025

(U.S. dollars in thousands unless otherwise noted)

Deferred income taxes are recorded for the effects of temporary differences between the reported amounts in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Parent's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense to be recognized is measured as the amount of expense that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

See *Note 5*, Income Taxes, for additional detail.

(f)   Securities Owned, at fair value

Trading investments are stated at fair value.

See *Note 3*, Fair Value, for additional detail.

(g)   Employee Benefit Plan

The Company's contributions to the defined contribution plan are predetermined by the terms of the plan, which outline the amount to be contributed for each employee for each year.

See *Note 7*, Employee Benefit Plans, for additional detail.

(h)   Deferred Compensation

The Company amortizes all deferred compensation on a straight-line method over the life of the award.

(i)   Receivables from Clearing Firm

Securities transactions are cleared through the Company's clearing firm on a fully-disclosed basis. Receivables from clearing firm include prior months' commissions earned on these transactions less costs charged by the clearing firm to settle these transactions. Receivables from clearing firm also include cash or deficit cash balances in the Company's proprietary accounts at the clearing firm, and cash clearing deposit. In August 2025, the Company established a new clearing relationship with Mirae Asset Securities (USA), Inc. Receivables from clearing firm also include cash balances in the Company's proprietary accounts at the clearing firm, and a $1,000 cash clearing deposit.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Financial Statements
December 31, 2025
(U.S. dollars in thousands unless otherwise noted)

(j) *Furniture and Equipment*

The Company's policy is to capitalize furniture, equipment and software with a cost greater than $2. The Company depreciates its capitalized assets over the estimated useful life, which typically ranges from 3 to 5 years.

(k) *Right-of-use Assets*

The Company's policy is to capitalize operating leases with a duration longer than 12 months. The Company amortizes its right-of-use assets over the life of the lease.

(l) *Evaluation of Credit Losses*

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from clearing firm.

The Company's receivables from clearing firm primarily includes cash from settled transactions and clearing deposits. The Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Clearing Firm. Because of this daily settlement of trades and periodic settlement of cash, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

The Company reviews the credit quality of its counterparty on a regular basis. The Company has a new relationship with the Clearing Firm with no history of credit losses during 2025. The Company's estimate of credit losses considers this history, current conditions, and a reasonable and supportable forecast over the life of the receivable.

The Company has not had any historical losses related to these receivables from it's prior clearing firm. Estimated credit losses for these receivables were not material as of December 31, 2025.

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2025

(U.S. dollars in thousands unless otherwise noted)

(3) Fair Value

FASB Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The Company's policy is to recognize transfers between levels at year-end. For the year ended December 31, 2025, the Company did not have any such transfers.

The table below presents the carrying value of the Company's financial instruments at fair value. The table excludes the values of non-financial assets and liabilities.

	Fair Value			
	Level 1	Level 2	Level 3	Total
Securities owned, at fair value	$ -	$29,694	$ -	$29,694
Total assets measured at fair value	**$ -**	**$29,694**	**$ -**	**$29,694**

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities owned, at fair value: The Company holds U.S. treasury securities, which are deposited with the Company's clearing firm. These securities are valued based on quoted yields in secondary markets and are thus included in Level 2 of the valuation hierarchy.

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2025

(U.S. dollars in thousands unless otherwise noted)

Estimated Fair Value of Financial Assets and Liabilities Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial assets and liabilities as recognized on the Statement of Financial Condition approximates their carrying value because they have limited counterparty credit risk and are short-term replaceable on demand or bear interest at market rates.

| | Fair Value | | | |
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 2,977	-	-	$2,977
Total assets	**$ 2,977**	**-**	**-**	**$2,977**

| | Fair Value | | | |
	Level 1	Level 2	Level 3	Total
Payables-Affiliates	-	$61	-	$61
Total liabilities	**-**	**$61**	**-**	**$61**

(4)   Right-of-use Asset and Lease Liabilities

Upon adoption of ASU 2016-02, the Company applied a modified retrospective transition and as such recognized lease liabilities in relation to leases which had previously been classified as 'operating leases' under generally accepted account principles of the United States of America. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company's borrowing rates.

The weighted average maturity of the lease liability is 7 years and the weighted average borrowing rate applied to the lease liabilities was 3.99%.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2025 are as follows:

Year	Payments Due
2026	$ 33
2027	33
2028	36
2029	36
2030 and after	110
Total undiscounted lease payments	248
Less: Imputed interest	(30)
Total lease liabilities	**$ 218**

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2025

(U.S. dollars in thousands unless otherwise noted)

(5)   Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are associated with bonuses that are not currently deductible for tax purposes, depreciation not currently deductible for tax purposes, accrued expenses, deferred rent and net operating loss carryforward. The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:		
Compensation and other items	$	19
Deferred rent		51
Right-of-use asset		(44)
Net operating loss carry foward		1,696
Net deferred tax asset	**$**	**1,718**

The Company regularly evaluates the need for deferred tax asset valuation allowances based on a more likely than not standard as defined by generally accepted accounting principles. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The Company considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- tax planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available positive and negative evidence factors, including but not limited to:

- nature, frequency and severity of recent losses;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near- and medium-term financial outlook.

The evaluation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the financial statements or tax returns and future profitability. The Company's accounting for deferred taxes represents management's best estimate of those future events. Changes in the current estimates, due to unanticipated events or otherwise, could have a material effect on the Company's financial condition and results of operations.

The Company considers objectively verifiable evidence that its current earnings model is capable of generating future taxable income sufficient to utilize the net operating loss carryforwards as of December 31, 2025.

Other positive evidence considered in connection with the Company's decision to not establish a valuation allowance on its deferred tax assets include the historic ability to utilize deferred tax assets before they expire, as well as its detailed forecasts projecting the realization of the deferred tax assets before expiration.

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2025

(U.S. dollars in thousands unless otherwise noted)

Upon considering all of the available positive and negative evidence, and the extent to which that evidence was objectively verifiable, the Company determined that the positive evidence outweighs the negative evidence and the deferred tax assets are more likely than not realizable.

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

The Company's Parent is subject to taxation in the United States and various state and local jurisdictions. As of December 31, 2025, the Parent's tax returns for 2020 to 2024 are subject to examination by Federal, state and local tax authorities. As of December 31, 2025, the Company has no amount of unrecognized tax benefits. For the year ended December 31, 2025 the Company has not recognized any amounts associated with unrecognized tax benefits.

As of December 31, 2025 the Company has a Federal net operating loss carryforward of $7,028 which begin to expire in 2035.

As of December 31, 2025 the Company has State and Local net operating loss carryforwards of $2,639 which begin to expire in 2030.

(6) Related Party Transactions

All transactions with related parties are settled in the normal course of business.

Expenses are allocated to the Company by CLSA Americas, LLC ("CLSAA"), an affiliated broker-dealer under common control of the Parent, in accordance with Service Level Agreements. The services provided to the Company primarily relate to middle and back office services. The related payable of $29 is included in Payable to affiliates.

Certain expenses of the Company incurred in the normal course of business are paid by CLSAA, CLSA Limited and the Parent. The related payable of $20 is included in Payable to affiliates.

The Company had a $200,000 uncommitted revolving credit facility (the "Finance Credit Facility") with CLSA Finance, an affiliate, with no established maturity date. The Finance Credit Facility is available for the Company's business purposes, and the Company can draw directly under the Finance Credit Facility.

The Finance Credit Facility includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Finance Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate.

Amounts under the Finance Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time. Voluntary prepayments by the Company are permitted at any time without fee. Borrowings under the Finance Credit Facility bear interest at a prevailing market rate to be agreed between the parties from time to time.

During the year ended December 31, 2025, the Company did not draw upon the Finance Credit Facility. As of December 31, 2025, there was no amount outstanding under the Finance Credit Facility.

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2025

(U.S. dollars in thousands unless otherwise noted)

The Company's application of the modified benefit-for-loss method will result in cash receipts from the Parent of $362. Cash receipts from the Parent primarily relate to the estimated net operating loss utilization of affiliates during the year.

The Company has sub-lease agreements with CLSAA to rent a portion of CLSAA's office space. Such sub-lease rental payments that were charged against lease liabilities were $33. The related payable of $3 is included in Payable to affiliates.

(7) Employee Benefit Plans

The Company sponsors a defined contribution plan. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 75% of their compensation, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes matching contributions, which will not exceed more than a total of 6% of the employee's eligible compensation. Participants are immediately vested in their contributions, earnings thereon, and employer match in the plan.

As of December 31, 2025 there was no associated liability.

(8) Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed $250. During the year ended December 31, 2025, the Company had net capital of $33,724, which was $33,474 in excess of the minimum net capital requirement of $250. Advances, dividend payments, and other equity withdrawals are restricted by the regulations of the SEC, and FINRA.

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) as all domestic transactions are cleared through another U.S. broker-dealer on a fully disclosed basis.

(9) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a DVP/RVP basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not currently expected to have a material adverse effect upon the Company's financial condition or results of operations.

The accompanying notes are an integral part of the Statement of Financial Condition

CITIC Securities International USA, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2025

(U.S. dollars in thousands unless otherwise noted)

(b) *Other Counterparties*

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument.

(c) *Market Risk*

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in proprietary trading activities.

In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

(10) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, and agency transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses country profitability at a global level as well as excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(11) Commitments and Contingencies

The Company has entered into a sub-lease with CLSAA for office space, as described in *Note 7*, Related Party Transactions. Such lease has been recorded on the books as a Right-of-use asset, as described in *Note 5*, Right-of-use Asset and Lease Liabilities.

(12) Subsequent Events

We evaluated subsequent events through February 27, 2026, the date the financial statements were available to be issued.

No subsequent events were identified that require recognition or disclosure in the financial statements.

The accompanying notes are an integral part of the Statement of Financial Condition